

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via E-mail
Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

> **Re: Electronic Arts, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed on May 24, 2011**
> **File No. 000-17948**

Dear Mr. Riccitiello:

We have reviewed your letter dated July 27, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 13, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Legal Proceedings, page 24

1.   Your response to prior comment 1 states that you do not believe that your liability "from any reasonably foreseeable disposition" of claims in outstanding legal proceedings would individually or in the aggregate exceed 10 percent of your current assets on a consolidated basis. Please explain to us how you concluded that none of your current litigation involves "a claim for damages" in excess of 10 percent of your assets on a consolidated basis. See Instruction 2 to Item 103 of Regulation S-K. In that regard, we note that as of the end of your fiscal year, litigation with Activision and Robin Antonick each appeared to involve claims in excess of 10 percent of your current assets on a

consolidated basis. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended June 30, 2011.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief